Exhibit 3.2

Acorda Therapeutics, Inc. Bylaws

Section 1.9, as amended on December 15, 2011

(Added text is underlined)

1.9           Action at Meeting.  When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by the affirmative vote of the holders of shares of stock having a majority of the votes cast by the holders of all of the shares of stock present or represented and voting on such matter (or if there are two or more classes of stock entitled to vote as separate classes, then in the case of each such class, the holders of a majority of the stock of that class present or represented and voting on such matter), except when a different vote is required by law, the Certificate of Incorporation or these Bylaws.  When a quorum is present at any meeting, any election by stockholders of directors shall be determined by a plurality of the votes cast by the stockholders entitled to vote on the election; provided, however, that other than in the case of a contested election (defined below), any nominee who is elected but receives a greater number of votes “withheld” from his or her election than votes “for” such election (a “majority withheld vote”) is required to tender his or her resignation to the Board of Directors following certification of the stockholder vote by the inspector of elections.  Promptly after receiving the resignation of a nominee under this Section 1.9, the Nominations & Governance Committee (or any successor committee thereto established by the Board of Directors) shall (a) consider the resignation and a range of possible responses (i.e., whether the resignation should be accepted or rejected or whether other action should be taken) based on the circumstances that led to the majority withheld vote, if known, and any other factors the Committee deems relevant, and (b) make a recommendation to the Board of Directors.  The Board of Directors shall thereafter act on the recommendation of the Nominations & Governance Committee, taking into consideration the factors considered by the Nominations & Governance Committee and such other factors as the Board of Directors deems relevant, within 90 days following the certification of the stockholder vote.

The corporation shall promptly disclose the Board of Directors’ decision-making process and decision regarding whether to accept a nominee’s resignation under this Section 1.9 (and the reasons for rejecting the resignation, if applicable) in a Current Report on Form 8-K or any successor form thereto prescribed by the U.S. Securities and Exchange Commission.

Any nominee who tenders his or her resignation pursuant to this Section 1.9 shall not participate in the discussions of the Nominations & Governance Committee or the Board of Directors regarding the majority withheld vote or the nominee’s resignation.  If each member of the Nominations & Governance Committee receives a majority withheld vote at the same election, then the independent members of the Board of Directors who did not receive a majority withheld vote will appoint an ad hoc committee from among themselves to consider the resignation of a nominee under this Section 1.9 instead of the Nominations & Governance Committee.

For purposes of this Section 1.9, a “contested election” refers to any election where the number of nominees for director exceeds the number of directors to be elected.